UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Head of Operations

On November 4, 2025, Brera Holdings PLC (the “Company”) appointed Board Director Dr. Alberto Libanori to an Executive function as the Company’s new Head of Operations, effective immediately.

Beyond his existing compensation as Board Director, under the terms of his employment agreement (the “Libanori Employment Agreement”), Dr. Libanori will receive an annual base salary of $400,000 with eligibility for a performance- based annual bonus in a target amount equal to 100% of his annual base salary. Bonus attainment is expected to be based upon (i) the Company’s Solana per share (“SPS”) performance measured against the SPS performance of a cohort of peers and (ii) the Company’s achievement of certain equity fundraising milestones. Subject to approval by the Company’s board of directors, he will also be entitled to a grant of restricted stock units valued at $2.0 million, to vest over a period of four years, conditioned on his continued service to the Company over that period. The Libanori Employment Agreement is attached hereto as Exhibit 10.1 and incorporated by reference.

Amendment to the Strategic Advisor Agreement

On October 31, 2025, the Company entered into an amendment (the “Amendment”) to the Strategic Advisor Agreement (the “Original Agreement”) dated September 23, 2025, among the Company and the Strategic Advisors (as defined in the Agreement).

The Amendment amended the Original Agreement to correct the exercise price of each Strategic Advisor Common Warrants 2 (as defined in the Original Agreement) to be equal to the Performance Metric (as defined in the Original Agreement) applicable to such Strategic Advisor Common Warrants 2 and not from “the closing market price of the Class B Ordinary Shares on the trading day on which the applicable Performance Metric is achieved.”

The Libanori Employment Agreement and, the Amendment, are filed as Exhibit 10.1, and Exhibit 10.2, to this report on Form 6-K, respectively, and this description of the Mukhamejarova Employment Agreement and the Amendment are qualified in their entirety by reference to such exhibits.

Exhibit No.	Description
10.1	Employment Agreement between Brera Holdings PLC and Alberto Libanori.
10.2	Amendment to Strategic Advisor Agreement among Brera Holdings PLC and the Strategic Advisors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2025	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer

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